News Release

Alexco Announces Additional High Grade 2006 Keno Hill Drill Results:

Results from District Exploration Targets and Husky Southwest Mine Area:

February 8, 2007 Vancouver, British Columbia – Alexco Resource Corp. (TSX:AXR) (“Alexco or the Company”) is pleased to announce additional encouraging assay results from its Keno Hill Project, Mayo Mining District, Yukon drilling campaign managed by NovaGold Resources Inc. (“NovaGold”, TSX, AMEX: NG). The final results presented below are from district exploration targets in the vicinity of the Ruby, Shamrock and Lucky Queen historical mine areas. In addition, results are reported from the Husky Southwest historical mine area.

Highlights, District Exploration Targets: Ruby-Shamrock-Lucky Queen Areas

Results from ten scout holes in the areas of the past producing Ruby, Shamrock and Lucky Queen mines at Keno Hill include several bonanza silver grade intercepts. Highlights include:

  DDH K06-029 at Ruby cut one interval grading: 10.5 kg/tonne of silver (305.7 ounces per ton silver), 1.50 g/tonne gold, 29.87% lead and 17.42% zinc or 374.9 opt silver equivalent over 1.0 metre from 95.50 to 96.50 metres;

  DDH K06-025 at Shamrock cut an interval grading: 2.4 kg/tonne of silver (70.2 ounces per ton silver), 0.31 g/tonne gold, 43.14% lead and 0.24% zinc or 173.4 opt silver equivalent over 0.60 metres from 44.40 to 45.00 metres; and

  DDH K06-018 at Lucky Queen intersected an interval grading: 13.8 kg/tonne of silver (401.8 ounces per ton silver), 16.70% lead and 0.21% zinc or 421.0 opt silver equivalent over 0.30 metres from 160.30 to 160.60 metres.

At both Shamrock and Lucky Queen, bonanza grade intercepts are present within thicker zones of mineralization. These include: 3.6 metres (160.3 to 163.9 metres) of 45.2 oz/ton silver at Lucky Queen; and 2.8 metres (44.4 to 47.2 metres) of 18.9 oz/ton silver, 2.99 g/tonne gold and 11.18% lead at Shamrock. In the area of the old Ruby mine, 4.5 metres (93.0 to 97.5 metres) of 79.4 oz/ton silver, 0.44 g/tonne gold, 8.33% lead and 4.71% zinc was intersected in K06-029 adjacent to the historic resource.

Husky Southwest Mine Area Highlights

The past producing Husky Southwest mine is situated 900 metres northeast of the Silver King – Silver King East mineralized corridor in the western end of the Keno Hill district. Results from six validation and exploratory holes in the area include both lower grade long intervals and narrower but robust silver – gold grade intercepts typical of this newly discovered precious metal trend. Highlights include:

  DDH K06-036 at Husky Southwest cut one interval grading: 2.0 kg/tonne of silver (58.6 ounces per ton silver) and 1.94 g/tonne gold or 62.4 opt silver equivalent over 1.40 metres from 157.90 to 159.30 metres; and

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  DDH K06-037 also at Husky Southwest intersected an interval grading: 1.1 kg/tonne of silver (30.8 ounces per ton silver) and 0.52 g/tonne gold or 31.9 opt silver equivalent over 1.20 metres from 148.60 to 149.80 metres.

In DDH K06-036, the higher grade result is contained within a 12.75 -metre interval from 156.50 to 169.25 metres which assayed 8.3 ounces per ton silver. This thick zone along with similar examples in other holes at Husky Southwest indicates that the silver and gold-enriched and base metal-depleted corridor of epithermal-style mineralization may extend along a north-easterly trend some 1,400 metres from the Silver King deposit to the Husky Southwest historic mine area.

2006 Work Program Summary

Drilling completed in 2006 focused on gathering baseline information from areas around the former Silver King, Bellekeno, Husky Southwest, Lucky Queen, Shamrock, Ruby and Husky mines. The program comprised 11,197 metres of diamond drilling in 40 holes in the Keno Hill silver district. Assay work on the approximate 7,800 samples is now complete and all results have been verified and tabulated. Results from the historic Silver King and Bellekeno mine areas and those of a new discovery – Silver King East were previously released and can be viewed along with a property target location map and individual mine area drill hole plan maps on the Company’s website at www.alexcoresource.com.

Lucky Queen Area - At Lucky Queen, four holes totalling 875 metres were completed down dip and along strike to the west of this former producer in the far eastern extent of the Keno Hill district. United Keno Hill mine records indicate historic production of 11.0 million ounces of silver at an average grade of 89.2 ounces per ton silver from Lucky Queen mine. Two of four drill holes intersected significant silver values including hole K06-018 which cut a narrow but very high grade ruby silver-galena vein that assayed 13,774.5 g/tonne silver over 0.3 metres. Results are presented in Table 1 and the website map reference is Figure 5.

Shamrock Area - The historic Shamrock mine area is located in the eastern part of the district proximal to the Lucky Queen deposit. Historic production records at Shamrock indicate just less than one million ounces of silver were produced at the exceptional grade of 180.3 ounces per ton silver. Three shallow holes totalling 212 metres were completed. DDH K06-025 at Shamrock cut an interval grading 343.1 g/tonne silver, 1.45 g/tonne gold and 4.92% lead or 18.4 opt silver equivalent over 7.6 metres. Within this zone, one interval was elevated in gold - 2.99 g/tonne gold over 2.8 metres. A broad, lower grade silver intercept was encountered in DDH K06-024 with results averaging 57.7 g/tonne silver, 0.11 g/tonne gold or 2.2 ounces per ton silver equivalent over 24.0 metres. Results are presented in Table 1 and the website map is Figure 5.

Ruby Area - At Ruby on Galena Hill, three holes totalling 471 metres were completed adjacent to this former producer centrally located in the Keno Hill district. United Keno Hill mine records indicate a small historic production total of approximately 1.0 million ounces of silver at an average grade of 25.2 ounces per ton silver from Ruby. One drill hole, K06-029 intersected significant values including a very high grade vein that assayed 10,480.5 g/tonne or 305.7 oz/ton Ag over 1.0 metre. Results are presented in Table 1 and the website map reference is Figure 6.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

Table 1: Results from the Lucky Queen, Shamrock and Ruby Mine Areas – Keno Hill Property

										Ag
	From	To	Length	Ag	Ag	Au	Au	Pb	Zn	Eq*
Hole #	metres	metres	metres	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton
| Lucky Queen Mine Area |
K06-017	157.10	160.00	2.90	514.5	15.0	0.07	0.002	0.18	0.17	15.7
including	157.10	157.70	0.60	1,860.0	54.3	0.22	0.006	0.51	0.14	55.5

K06-018	160.30	163.90	3.60	1,548.9	45.2	0.09	0.003	1.45	0.04	47.1
including	160.30	160.60	0.30	13,774.5	401.8	<0.01	<0.001	16.70	0.21	421.0

K06-019	155.50	156.50	1.00	254.0	7.4	0.24	0.007	0.11	0.37	8.7

K06-022	128.30	132.90	4.60	88.3	2.6	0.01	<0.001	0.24	0.21	3.3
including	128.30	129.40	1.10	366.0	10.7	0.01	<0.001	0.57	0.08	11.5
| Shamrock Mine Area |
K06-024	19.00	43.00	24.00	57.7	1.7	0.11	0.003	0.24	0.02	2.2
including	21.63	25.22	3.59	223.9	6.5	0.36	0.010	1.04	0.08	8.5

K06-025	44.40	52.00	7.60	343.1	10.0	1.45	0.042	4.92	0.05	18.4
including	44.40	45.00	0.60	2,405.5	70.2	0.31	0.009	43.14	0.24	119.8
including	44.40	47.20	2.80	648.2	18.9	2.99	0.087	11.18	0.07	37.3
| Ruby Mine Area |
K06-026	28.90	29.90	1.00	113.00	3.3	0.38	0.011	0.64	0.13	5.0

K06-028	96.50	99.00	2.50	114.0	3.3	0.05	0.001	0.23	0.18	4.0

K06-029	93.00	97.50	4.50	2,720.6	79.4	0.44	0.013	8.33	4.71	98.4
including	95.50	96.50	1.00	10,480.5	305.7	1.50	0.044	29.87	17.42	374.9

K06-031	181.80	182.27	0.47	180.0	5.2	0.14	0.004	4.52	0.01	10.6

* Silver (Ag) equivalent calculated based on US$525 Au, US$8.00 Ag, US$0.45 Pb, and US$0.75 Zn; metallurgical recoveries not considered.

Husky Southwest and Husky Areas - In the Husky Southwest and Husky mine areas, eleven holes totaling 2,802 metres were completed. United Keno Hill mine historic production records rank the Husky mine as the third highest silver producer in the camp with approximately 17.9 million ounces of silver produced at an average grade of 41.7 ounces per ton silver. Approximately 900 metres to the west, the historic Husky Southwest mine was developed later in the district history and produced 0.4 million ounces of silver at an average grade of 41.7 ounces per ton silver.

Drill holes generally targeted the down-dip, down-plunge and along strike extensions of known mineralized structures in or adjacent to the former producers. At Husky, exploration holes were targeted

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

to test projected fault offsets of the original mineralized zone; the best result of the three holes completed was a 3.95 -metre wide intercept in DDH K06-040 which assayed 37.6 g/tonne silver, 0.23 g/tonne gold, 1.15% lead and 2.36% zinc.

In the Husky Southwest area, both long, lower grade intercepts and narrower well mineralized intercepts were encountered. Silver and gold grades are generally robust at Husky Southwest, while lead and zinc values are low. Mineralized zones are typically 5.0 to 13.0 metres wide and most often characterized by variably brecciated, highly altered and vuggy silicified zones containing disseminated pyrite. In hole DDH K06-036, a 12.75 metre long interval assayed 284.2 g/tonne silver and 0.38 g/tonne gold or 9.1 ounces per ton silver equivalent. Results are presented in Table 2 and the website map figure is 4.

Table 2: Results from the Husky Southwest – Keno Hill Property

	From	To	Length	Ag	Ag	Au	Au	Pb	Zn	Ag Eq*
Hole #	metres	metres	metres	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton

K06-033	110.00	111.00	1.00	295.0	8.6	0.27	0.008	0.07	0.03	9.3

K06-034	91.70	93.27	1.57	118.0	3.4	8.37	0.244	<0.01	<0.01	19.5

K06-036	156.50	169.25	12.75	284.2	8.3	0.38	0.011	0.02	0.02	9.1
including	157.90	159.30	1.40	2,010.1	58.6	1.94	0.057	0.01	<0.01	62.4
and	186.55	189.80	3.25	203.0	5.9	0.22	0.006	0.13	0.08	6.6

K06-037	144.00	156.12	12.12	161.7	4.7	0.55	0.016	0.03	0.02	5.8
including	148.60	149.80	1.20	1,055.0	30.8	0.52	0.015	0.05	0.03	31.9
including	144.00	145.00	1.00	33.6	1.0	5.29	0.154	0.02	0.01	11.1

K06-039	128.60	134.20	5.60	437.6	12.8	0.39	0.011	0.10	<0.01	13.8

K06-042	203.30	212.70	9.40	114.0	3.3	0.07	0.002	0.15	0.21	4.0
including	209.00	209.60	0.60	1,025.0	29.9	0.36	0.011	1.34	0.59	33.2

* Silver (Ag) equivalent calculated based on US$525 Au, US$8.00 Ag, US$0.45 Pb, and US$0.75 Zn; metallurgical recoveries not considered.

2007 Program Planning

Alexco is planning to mobilize four skid-mounted diamond drill rigs for the 2007 drilling campaign at Keno Hill and this work will continue to be managed by NovaGold Resources Inc. It is expected that a minimum of 30,000 metres of drilling will be completed over a period of 6 months within the district.

Alexco’s plan in 2007 is to initially capitalize on historic resources at the Bellekeno and Husky Southwest-Silver King deposit areas with further definition and expansion drilling (approximately 23,000 metres) to develop inferred category resources from the surface. The balance of the metreage will be allocated to assessing additional quality exploration targets similar to the recent successes at Ruby, Shamrock and Lucky Queen.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today’s global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual vein thicknesses.

The 2006 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Mike Stammers, P.Geo., Exploration Manager for Alexco and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs of North Vancouver BC for preparation and analysis by fire assay and multi-element ICP.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4